IRANNOTICE

Date: 28 August 2017

U.S Securities and Exchange Commission

100 F Street, N.E

Washington, D.C. 20549

Re:         Notice of Disclosure filed in the Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Sasol Limited has made disclosure pursuant to such provisions in its Form 20-F for the fiscal year ended 30 June 2017, which was filed with the U.S Securities and Exchange Commission on 28 August 2017.

Sasol Limited

Date: 28 August 2017	/s/ BONGANI NQWABABA
Bongani Nqwababa
Joint President and Chief Executive Officer

Date: 28 August 2017	/s/ STEPHEN CORNELL
Stephen Cornell
Joint President and Chief Executive Officer

Date: 28 August 2017	/s/ PAUL VICTOR
Paul Victor
Chief Financial Officer